As filed with the Securities and Exchange Commission on May 21, 2004
                                                                                                                                                                 Registration No. 333-113589

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Intelsat, Ltd.

(Exact name of Registrant as specified in its charter)

Bermuda	4899	98-0346003
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification Number)

North Tower, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(441) 294-1650
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David B. Meltzer
Intelsat Global Service Corporation
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-6800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathryn E. Rorer	Arnold B. Peinado, III
Sullivan & Cromwell LLP	Milbank, Tweed, Hadley & McCloy LLP
1701 Pennsylvania Avenue, N.W.	1 Chase Manhattan Plaza
Washington, D.C. 20006	New York, NY 10005
(202) 956-7500	(212) 530-5000

Approximate date of commencement of proposed sale to the public: Not applicable.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Application for Withdrawal of Intelsat, Ltd.
Registration Statement on Form F-1 (File No. 333-113589)

     This document constitutes Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (File No. 333-113589) of Intelsat, Ltd. (the “Company”) filed on March 15, 2004 and amended by Amendment No. 1 thereto filed on April 22, 2004 (such Registration Statement and all exhibits and amendments thereto, the “Registration Statement”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement has not been declared effective.

     The Company has decided not to proceed at this time with the offering of its ordinary shares contemplated in the Registration Statement. No ordinary shares of the Company have been sold in connection with this proposed offering.

     In light of the foregoing, by way of this Amendment No. 2 the Company applies for withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act. The Company understands that, as a result of this withdrawal, the filing fee of $63,350 paid in connection with the filing of the Registration Statement may be offset against the total filing fee due for a subsequent registration statement or registration statements pursuant to Rule 457(p) under the Securities Act.

SIGNATURES

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, United States of America, on May 21, 2004.

INTELSAT, LTD.

BY: /s/ CONNY KULLMAN

CONNY KULLMAN
Chief Executive Officer

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer and Director	May 21, 2004
Conny Kullman	(principal executive officer)

*	Executive Vice President	May 21, 2004
and Chief Financial Officer
William Atkins	(principal financial officer)

*	Senior Vice President and Controller,	May 21, 2004
Intelsat Global Service Corporation
Mark Moyer	(principal accounting officer)

*	Director and Chairman	May 21, 2004

John Sponyoe

*	Director	May 21, 2004

Carlos Adamo

*	Director	May 21 , 2004

Fabiola Arredondo

*	Director	May 21, 2004

William Boardman

*	Director	May 21, 2004

Brian Dailey

*	Director	May 21, 2004

Didier Delepine

*	Director	May 21, 2004

Herbert Fiuza

*	Director	May 21, 2004

Hans Fjøsne

Signature	Title	Date

*	Director	May 21, 2004

Gary Howard

*	Director	May 21, 2004

Boon Hwee Koh

*	Director	May 21, 2004

Cheikh-Tidiane Mbaye

*	Director	May 21, 2004

Ken Miller

*	Director	May 21, 2004

Paul Pizzani

*	Director	May 21, 2004

Philippe-Olivier Rousseau

*	Director	May 21, 2004

Robin Turner

*	Director	May 21, 2004

Christopher Vonwiller

*	Authorized Representative in the	May 21, 2004

Conny Kullman	United States

By: /s/ CONNY KULLMAN	Attorney-in-Fact	May 21, 2004

Conny Kullman